UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, March 10, 2011

To

Securities and Exchange Commission

Office of International Corporate Finance

Division of Corporate Finance

Washington, DC

Dear sirs,

Banco Bradesco S.A. announces to its shareholders, clients and the market in general that all matters examined in the Special Shareholders’ Meeting, held on this date, at 4:30 p.m., were approved as follows:

  Approval of the Capital Stock increase resolved at the  217th Special Shareholders’ Meeting, held on December 17, 2010, in the amount of R$1,500,000,000.00, increasing it from R$28,500,000,000.00 to R$30,000,000,000.00, by means of the subscription of 62,344,140 new book-entry registered shares, with no par value, of which 31,172,072 are common shares and 31,172,068 are preferred shares;

2.        increase in the Capital Stock by the amount of R$100,000,000.00, increasing it from R$30,000,000,000.00 to R$30,100,000,000.00 by capitalizing the balances of “Capital Reserve – Income Tax Incentives” account – R$2,103,103.08; “Capital Reserve- Share Premium” account – R$56,464,874.67; “Capital Reserve- Equity Instruments Adjustment” account – R$4,033,256.88; “Capital Reserve – Shares Fraction” account – R$12,474.50;  and partially the balance of “Profit Reserve - Legal Reserve from 1996 to 2001” account – R$37,386,290.87, without issuing shares, according to Paragraph 1 of Article 169 of Law # 6,404/76, in order to be in compliance with Resolution #3,605, as of 8.29.2008, of the National Monetary Council;

3.        increase from 5 to 6 the maximum number of members of the Remuneration Committee, in order to better support the tasks of the Body;

4.        standardize, in the Bylaws, the expression “financial statements”;

5.        partially amend the Bylaws, in the “caput” of Article 6, due to items “1” and “2”; in the “caput” of Article 23, due to item “3”; and item “l” of Article 9, because of item “4”.

These resolutions will be effective after the necessary approval of the process by the Central Bank of Brazil.

Cordially,

Banco Bradesco S.A.

Domingos Figueiredo de Abreu

Executive Vice President and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 11, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.